Free Writing Prospectus

VanEck Merk Gold Trust

2022-05-02 STGF website

0001546652

Pursuant to 433/164

333-238022

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MERK FUNDS

Merk Stagflation ETF ®

Fund Description

The Merk Stagflation ETF (STGF) provides exposure to investments that are expected to benefit, either directly or indirectly, from persistent inflation, including in an environment of weak economic growth (stagflation).

Fund Objective

The Merk Stagflation ETF (STGF) seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the Solactive Stagflation Index (SOLSTAGF), which seeks to track the performance of components that are expected to benefit, either directly or indirectly, from persistent inflation, including in an environment of weak economic growth (stagflation).

Fact Sheet

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Overview

Overview

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MERK FUNDS

Fund Ticker	STGF
Exchange	NYSE Arca
Inception Date	05/03/2022
ETF Type	Rules-based ETF
Expense Ratio	0.45%
Distribution Frequency	Quarterly

Portfolio Managers



Axel Merk
President & Chief Investment Officer



Daniel Lucas
Managing Director - Quantitative Trading & Research



Nick Reece
Vice President - Macro Research & Investment Strategy

Key Points | **Market Data**

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VANECK® MERK®
GOLD TRUST (OUNZ)
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OUNZ
THE GOLD ETF THAT DELIVERS

Merk Stagflation ETF Risks:

Principal payments for Treasury Inflation-Protection Securities are adjusted according to changes in the Consumer Price Index (CPI). While this may provide a hedge against inflation, the returns may be relatively lower than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund's exposure to U.S. Treasury obligations to decline.

The Fund may be sensitive to changes in the price of gold. Real estate is highly sensitive to general and local economic conditions and developments. The U.S. real estate market may experience and has, in the past, experienced a decline in value, with certain regions experiencing significant losses in property values.

supply or demand of crude oil, large purchases or sales of crude oil by governments or large institutions, other political factors such as new regulations or political discord in oil producing countries, as well as a significant increase or decrease in crude oil hedging activity by crude oil producers.

The Fund may be exposed to futures contracts for its commodities investments. The risk of a position in a futures contract may be very large compared to the relatively low level of margin the underlying ETF is required to deposit. In many cases, a relatively small price movement in a futures contract may result in immediate and substantial loss or gain to the investor relative to the size of a required margin deposit. The prices of futures contracts may not correlate perfectly with movements in the securities or index underlying the contract.

The Fund is not actively managed and the Adviser would not sell shares of an equity security due to current or projected underperformance of a security, industry, or sector unless that security is removed from the Index or the selling of shares of that security is otherwise required upon a rebalancing of the Index as addressed in the Index methodology.

ETF shares are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. NAV returns are calculated using the daily 4:00 pm ET net asset value (NAV). Market price returns reflect the midpoint of the bid/ask spread as of the close of trading on the exchange where Fund shares are listed. Market price returns do not represent the returns you would receive if you traded shares at other times. Brokerage commissions will reduce returns.

VanEck Merk Gold Trust Disclosure:

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements

Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

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MERK FUNDS

Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by clicking here. Please read the prospectus carefully. *Foreside Fund Services, LLC, distributor of the Merk Stagflation ETF.*

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The Merk Stagflation ETF (STGF) provides exposure to investments that are expected to benefit, either directly or indirectly, from persistent inflation, including in an environment of weak economic growth (stagflation).

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(650) 323-4341

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